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                           June 25, 2020

       Bahige Chaaban
       Interim Chief Executive Officer
       CEN BIOTECH INC
       625 N. Flagler Drive, Suite 600
       West Palm Beach, FL 33401

                                                        Re: CEN BIOTECH INC
                                                            Registration
Statement on Form S-1
                                                            Filed June 19, 2020
                                                            File No. 333-239296

       Dear Mr. Chaaban:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at (202) 551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Craig D. Linder, Esq.